UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                            FORM 8-A

       For Registration of Certain Classes of Securities
             Pursuant to Section 12(b) or (g) of the
                  Securities Exchange Act of 1934


                   FIRST LEESPORT BANCORP, INC
        -----------------------------------------------------
        (Exact name of registrant as specified in its charter)

      Pennsylvania                                23-354007
-----------------------                      -------------------
(State of Incorporation                       (I.R.S. Employer
    or organization)                         Identification No.)

133 North Centre Avenue
 Leesport, Pennsylvania                                  19533
-----------------------                               ----------
 (Address of principal                                (Zip Code)
  executive offices)

If this Form relates to the registration of a class of
securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c),
check the following box. [   ]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

Securities Act registration statement file number to which this Form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the
Act:

Title of each class               Name of each exchange on which
to be so registered               each class is to be registered
-------------------               ------------------------------
        None                              Not Applicable

Securities to be registered pursuant to section 12(g) of the
Act:

             Common Stock, $5.00 Par Value Per Share
             ---------------------------------------
                         (Title of Class)



Item 1.   Description of Registrant's Securities to be
          Registered.

          On September 19, 2001, the board of directors of First Leesport Bancorp, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of the Company's common stock, par value $5.00 per share (the "Common Stock"), to shareholders of record at the close of business on October 10, 2001. Each Right entitles the registered holder to purchase from the Company one share of Common Stock, at a purchase price of $70.00, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

          Initially, the Rights will be evidenced by Common Stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. The Rights will separate from the Common Stock and be distributed (the "Distribution Date") upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired 15% or more of the outstanding shares of Common Stock or voting securities representing 15% or more of the total voting power of the Company; (ii) 10 business days (or such later date as the board of directors deems appropriate) following the commencement of a tender offer or exchange offer that would result in a person or group acquiring 15% or more of such outstanding shares of Common Stock or total voting power; or (iii) 10 business days following the determination by the board of directors that, with respect to any person who, alone or together with his affiliates or associates, has acquired 4.9% or more of such outstanding shares of Common Stock or total voting power of the Company, such beneficial ownership by such person is intended in the view of the board of directors to cause the Company to take actions to provide short-term financial gain to such person under circumstances not in the best long-term interests of the Company and its other shareholders (any such person referred to as an "Adverse Person").

          Until the Distribution Date, the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. The Rights are not exercisable until the Distribution Date and will expire at the close of business on September 19, 2011, unless earlier redeemed as described below.

          After the Rights become exercisable, upon the occurrence of certain events specified in the Rights Agreement, including the acquisition of the Company in a merger transaction or a sale of 50% or more of the Company's assets or earning power, each holder of a Right will thereafter have the right to receive upon exercise of the Right, Common Stock (or common stock of the acquiring company depending on the type of transaction) having a market value equal to twice the exercise price of the Right. If the Rights become exercisable, all Rights beneficially owned by an Acquiring Person or an Adverse Person will be null and void. Rights are not exercisable under any circumstances until such time as the Rights are no longer redeemable as described below.

          For example, at an exercise price of $70 per Right, each Right not owned by an Acquiring Person or an Adverse Person following an acquisition of the Company in a merger transaction in which the Company is the legally surviving entity would entitle its holder to purchase $140 worth of Common Stock (based on the lowest closing price over the prior twelve months) for $70. Assuming that the lowest closing price of the Common Stock during the prior twelve months was $17.50, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $70.

          At any time until ten business days following the Stock Acquisition Date, the Company may, by action of a majority of Continuing Directors, redeem the Rights at a price of $.001 per Right. At any time prior to the date the Rights would otherwise become nonredeemable, a majority of the Continuing Directors may extend the period for redemption. The term "Continuing Directors" means any member of the board of directors of the Company who was a member of the board on September 19, 2001, and any person who is subsequently elected to the board if such person is recommended or approved by a majority of the Continuing Directors, but will not include an Acquiring Person, an Adverse Person, or any of their affiliates, associates or representatives.

          Immediately upon the action of the board of directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price. The board of directors may not redeem the Rights following a determination that any person is an Adverse Person.

          Until exercised, a Right will not entitle the holder to any voting or dividend rights. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are exchanged as provided in the preceding paragraph.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person or an affiliate or associate of any such person), or to shorten or lengthen any time period under the Rights Agreement; however, no amendment to adjust the time period governing redemption can be made at such time as the Rights are not redeemable.

          A copy of the Rights Agreement will be filed with the Securities and Exchange Commission as an Exhibit to the Company's Registration Statement on Form 8-A dated as of October 1, 2001. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


Item 2.  Exhibits.

Number   Description

  3.1 Articles of Incorporation, as amended and restated, of First Leesport Bancorp, Inc. (Incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.)

  3.2 Bylaws of First Leesport Bancorp, Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant's Annual
         Report on Form 10-K for the fiscal year ended
         December 31, 1999.)

  4.1    Form of Rights Agreement, dated as of September 19,
         2001, between First Leesport Bancorp, Inc. and American
         Stock Transfer & Trust Company as Rights Agent, together with the following exhibits thereto:
         Exhibit A - Form of Rights Certificate; Exhibit B -
         Summary of Rights to Purchase Common Stock.



                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              FIRST LEESPORT BANCORP, INC.
                                      (Registrant)

Date:  October 1, 2001        By:/s/ Raymond H. Melcher, Jr.
                                 Raymond H. Melcher,
                                 Chairman, President and Chief
                                 Executive Officer



                          EXHIBIT INDEX

Number   Description

  3.1 Articles of Incorporation, as amended and restated, of First Leesport Bancorp, Inc. (Incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.)

  3.2 Bylaws of First Leesport Bancorp, Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant's Annual
         Report on Form 10-K for the fiscal year ended
         December 31, 1999.)

  4.1    Form of Rights Agreement, dated as of September 19,
         2001, between First Leesport Bancorp, Inc. and American
         Stock Transfer & Trust Company as Rights Agent, together with the following exhibits thereto:
         Exhibit A - Form of Rights Certificate; Exhibit B -
         Summary of Rights to Purchase Common Stock.